Brian S. North 215 665 3828 brian.north@bipc.com	Two Liberty Place, Suite 3200 Philadelphia, PA 19102-2555 T 215 665 8700 F 215 665 8760 www.buchananingersoll.com

September 17, 2009

VIA EDGAR TRANSMISSION

Mr. John Cash
Accounting Branch Chief
Division of Corporation Finance
Mail Stop 4631
United States Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Re:	Shiner International, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2008
Form 10-K/A for the Fiscal Year Ended December 31, 2008
Form 10-Q for the Fiscal Quarter Ended March 31, 2009
Form 10-Q for the Fiscal Quarter Ended June 30, 2009
File No. 001-33960

Dear Mr. Cash:

On behalf of Shiner International, Inc. (the "Company"), we respond as follows to the Staff’s comment letter, dated September 11, 2009, to the above-captioned filings of the Company.  Please note that, for the Staff’s convenience, we have recited each of the Staff’s comments and provided the Company's response to each comment immediately thereafter.

Form 10-K/A for the Fiscal Year Ended December 31, 2008

Note 7 — Income Taxes, page F-15

1.
We appreciate your response to prior comment 10. In future filings, to the extent applicable, please clarify in your disclosures your assertion that "the book/tax differences are not material and therefore a breakdown of the current and deferred  income tax expense was not disclosed and the components of the Company's deferred tax assets and liabilities were not disclosed due to the immaterial amounts involved."

The Company will provide the expanded disclosure requested by the Staff in future filings.

Exhibit 31

2.	We note that in your section 302 certifications, the report was incorrectly identified in paragraph 1 as "Form 10-K", and should say "Form 10-K/A". In this regard, please amend your Form 10-K/A.

Securities and Exchange Commission
September 17, 2009

The Company has amended paragraph 1 of its Section 302 certifications to correctly identify the report as Form 10-K/A.

Form 10-Q for the Fiscal Quarter Ended June 30, 2009

Consolidated Statements of Operations and Other Comprehensive Income, page 4

3.
You state in your MD&A on pages 23 & 25 that general and administrative expenses increased due to an increase in the provision for inventory impairment of $204,990. With a view towards future disclosure, please tell us how you determined it was appropriate to include the inventory impairment in your selling, general and administrative expenses and what consideration you gave to including the amount within cost of goods sold.

Upon further consideration, the Company has determined that the provision for inventory impairment should have been charged to cost of goods sold rather than selling, general and administrative expenses.  The Company intends to reclassify the impairment in its future filings.

Item 2. Management's Discussion and Analysis of Financial Condition and Results of Operations; page 22

General

4.
We remind you to comply with our prior comment 5 and expand your MD&A, in future filings, to provide a discussion of the income statement line items that comprise your segments' measure of profit or loss and explain and quantify any material fluctuations from period-to-period. Please refer to Release No. 33-8350, Interpretation - Commission's Guidance Regarding Management's Discussion and Analysis of Financial. Condition and Results of Operations for guidance.

The Company will provide the expanded disclosure requested by the Staff in future filings.

If you or others have any questions or would like additional information, please contact the undersigned at 215-665-3828.

Very truly yours,

/s/ Brian S. North

Brian S. North

cc:  Ms. XueZhu Xu, Chief Financial Officer